September 28, 2006

Via EDGAR & Hand Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attn:  Mark P. Shuman
    Barbara C. Jacobs
    Division of Corporate Finance

Re:         GSE Systems, Inc.
           Registration Statement on Form S-3/A
Filed on August 31, 2006
File No. 333-134569

Form 10-KSB for the year ended December 31, 2005, as amended
Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
File No. 1-14785

Dear Mr. Shuman and Ms. Jacobs,

On behalf of GSE Systems, Inc. (“GSE” or the “Company”, “we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) September 14, 2006 Comment Letter addressed to the undersigned (the “Comment Letter”), we are responding to the Staff’s comments with respect to GSE’s Form S-3/A filed with the Commission on August 31, 2006 (the “S-3/A”), GSE’s Form 10-K for the year ended December 31, 2005, as amended (the “Form 10-K”) and GSE’s Form 10-Q for the quarters ended March 31, 2006 (the “March 10-Q”) and June 30, 2006 (the “June 10-Q”) (collectively, the “Forms 10-Q” and together with the Form 10-K, the “Periodic Reports”). Our responses to the Staff’s comments are numbered to correspond to the numbering of the comments in the Staff’s Comment Letter. The responses provided herein are based on discussions with, and information furnished by, GSE and its advisors.

We appreciate the Staff’s comments and we agree that a number of the Staff’s suggested changes will enhance our disclosure. Accordingly, we are proposing to address the specific disclosures in response to the Staff’s comments as described below.

Form S-3

Prospectus Summary

Recent Developments, page 2

1. Comment: On page 2, you refer to the formation of Emirates Simulation Academy, LLC and to a contract award with that entity that was announced in January 2006. You indicated that GSE holds a ten percent interest in ESA, and that a contract with GSA accounted for 12.6% of your consolidated revenues for June 30, 2006. We are unable to find the contract among the exhibits to your Form 10-K for 2005 or subsequent Forms 10-Q. It appears that this agreement should be filed to conform to the requirements of paragraphs (b)(10)(i) and (b)(10)(ii)(B) of Item 601 of Regulation S-K. Accordingly, please file that agreement in an amendment to an appropriate periodic report, or advise us in detail concerning the basis of any belief that the agreement is not required to be filed. Provide us with a copy of the agreement, in the event you have not filed it before your next amendment to the registration statement.

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Response: We have reviewed paragraphs (b)(10)(i) and (b)(10)(ii)(B) of Item 601 of Regulation S-K and, after due consideration and review thereof, we respectfully submit that our Emirates Simulation Academy (“ESA”) contract (the “ESA Contract”) is a contract made in the ordinary course of our business; therefore, the Company is not required to file the ESA Contract as an exhibit to a periodic report. The Company is not substantially dependent on the ESA Contract as over 87% of our revenues for the quarter ended June 30, 2006 were derived from goods and services sold or furnished to other customers. Nonetheless, although we have previously disclosed the nature of the ESA Contract in our January 6, 2006 Form 8-K filing (the “January 8-K”) and Periodic Reports, in the interest of fully and fair disclosure and to more fully address the Staff’s comments, the Company will file an amendment to the March 10-Q to include an expanded discussion of the ESA Contract and a redacted copy of the ESA Contract. The Company will simultaneously request confidential treatment of the ESA Contract from the Commission under Rule 83 for specific portions of that agreement. Assuming the Staff concurs with this proposed course of action, we would not request effectiveness of the S-3/A until after or concurrently with such amended filing and confidential treatment request.

2. Comment: In your response letter tell us who holds the 90% interest in ESA that is not owned by GSE and indicate the nature of any affiliation between any of the holders of the 90% interest and affiliates of GSE. Please review the descriptive information concerning this agreement on page 2 of the prospectus and ensure that the description of the rights and obligations of the parties under this agreement is materially complete. Explain what is meant by the reference to a “contract valued at over $15 million”. State whether this is the minimum contract payment that ESA has agreed to pay GSE upon GSE’s performance under the contract. If some portion of the $15 million is to be paid to someone other than GSE, clarify this, and if the contract payments may vary from the $15 million, explain the circumstances in which the variance would occur and quantify the potential extent of the variance.

Response: ESA is a private limited liability company incorporated in the emirate of Abu Dhabi, United Arab Emirates. We are a 10% minority investor in ESA and our total investment in ESA is $237,000. Additionally, as we disclosed in the June 10-Q, the other members of ESA and their respective ownership interests are as follows: Al Qudra Holdings (“Al Qudra”) (60%); and the Centre of Excellence for Applied Research and Training (the “Centre”) (30%). Outside of our investment in ESA, we are not affiliated with and have no relationship with either Al Qudra or the Centre. As noted in various of our Periodic Reports, the total value of the ESA Contract is $15.1 million. By the reference to a “contract valued at over $15 million”, and as described in the June 10-Q, we meant that the aggregate value of the ESA Contract for furnishing five simulators and the corresponding integrated simulator training program is $15.1 million, all of which is payable by ESA directly to GSE upon GSE’s performance under the contract. In response to the Staff’s comments, and in the interest of full and fair disclosure, we have expanded our discussion of the ESA Contract in the S-3/A to ensure that the description of the rights and obligations of the parties is materially complete. In addition, we will file an amendment to our March 10-Q to include a more detailed discussion of the ESA Contract and a redacted copy of that contract.

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3. Comment: Item 13 of the Form 10-K/A filed on May 1, 2006 does not contain disclosure concerning the related party agreement between ESA and GSE. Please explain why in your response letter. In this respect, it appears that a materially complete discussion of the agreement would be necessary to provide disclosure responsive to Item 404 of Regulation S-K. We note the apparent significance of this arrangement to the business and financial position of GSE, and that the agreement appears to have been entered into prior to the filing of the Form 10-K as well as the filing of the Form 10-K/A. Additionally, we note that the text of Item 404 refers to “transaction since the beginning of the registrant’s last fiscal year” which would be the period beginning January 1, 2005.

Response: The ESA Contract was made in the ordinary course of business, was fully executed in January 2006 and had no bearing on our 2005 fiscal year results. None of our directors, director nominees or their immediate families has any personal stake in either the ESA Contract or ESA, and none of our directors, executive officers, director nominees or their immediate family members has any shareholdings or ownership interests in ESA. The Company announced the award of the ESA Contract in its January 8-K and disclosed the basic elements of the ESA Contract in its Periodic Reports. In addition, and in response to the Staff’s comments, we have revised the S-3/A to include a comprehensive summary of the ESA Contract and we will file an amendment to our March 10-Q. In addition, we will attach a redacted copy of the ESA Contract to our March 10-Q amendment.

Description of the February 27, 2006 Offering, page 2

4. Comment: The sections of the prospectus summary that begin with the heading “Description of the February 27, 2006 Offering” are too detailed for a summary, which must satisfy the requirements of Rule 421(d). Please summarize the most significant information in the summary, and move the detailed descriptions to an appropriately captioned section of the body of the prospectus. As indicated in the prior comments, it appears that the detailed information concerning transactions with the selling security holders should be presented near the Selling Security Holder section.

Response: We have reviewed the sections of the prospectus summary referenced above and Rule 421(d). As requested, we have revised sections of the prospectus summary and moved portions of the more detailed information to the section captioned “Selling Security Holders”

Risk Factors, page 6

5. Comment: Revise the final paragraph of the first risk factor to state the dollar amount needed for you to fund anticipated operations for a minimum period of 12 months from the desired effective date of your filing. Stating that you have enough capital for the remaining three months of 2006 is not a meaningful or sufficient description of your current liquidity position, nor does it provide quantitative information concerning your needs during the immediate future, which should be a 12-month period, at a minimum.

Response: We have reviewed Item 503 of Regulation S-K and, after due consideration and review thereof, we shall incorporate the suggested information in our S-3/A and revise that risk factor accordingly.

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Risk of International Sales and Operations, page 7

6. Comment: Tell us whether you have any written agreements with Batelle. We note that Batelle’s Pacific Northwest Laboratory has been a principal customer of GSE in each of the past three fiscal years. If you have an agreement with Batelle, provide your analysis supporting your determination that the agreement need not be filed as a material contract to respond to Item 601 of Regulation S-K. Note that agreements upon which you are substantially dependant generally must be provided, even if those contracts concern the ordinary business of a filer.

Response: We have entered into 19 separate written agreements with Battelle’s Pacific Northwest Laboratory (“PNL”) and have reported information relating thereto in our Annual Reports filed from 2002 to present. Each of these separate PNL agreements was made in the ordinary course of our business after arms’ length negotiations. We have reviewed Item 601 of Regulation S-K and, after due consideration and review thereof, do not believe that any of these PNL contracts need be furnished. The termination or expiration of any one or several of these numerous PNL agreements will not, individually or collectively, constitute a major loss to our business. We do not believe we are “substantially dependent” on any one or several of the contracts or that they individually or collectively constitute a “major part” of our consolidated revenues given the common meaning and application of those terms.

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Please direct any questions or comments regarding the foregoing to me at (410) 277-3740.

Very truly yours,

/s/ John V. Moran
John V. Moran
Chief Executive Officer
GSE Systems, Inc.

cc: James R. Hagerty, Esq./Kalbian Hagerty LLP